UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Presidio Property Trust, Inc.

(Name of Issuer)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number)

BRENT MORRISON

ZUMA CAPITAL MANAGEMENT, LLC

3766 Donaldson Drive

Chamblee, Georgia 30341

(310) 989-6705

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZUMA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,164*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,164*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,164*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

2

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZCM OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,850*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,850*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

3

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

BRENT MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		251,311*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

251,311*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 105,912 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

4

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA GROWTH FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		53,927
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

53,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA SELECT FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		50,991
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

50,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY SELECT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,475
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

76,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY PARTNERS INTERNATIONAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		46,688
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

46,688
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		181,393
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

181,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

181,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		228,081
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

228,081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ELENA PILIPTCHAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		239,881
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

239,881
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 74102L303

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Effective April 14, 2024, Zuma Capital Management withdrew its nomination of Reuben Berman, Vito Garfi and Stefani Carter as nominees for election to the Board at the Annual Meeting. In connection therewith, Messrs. Berman and Garfi and Ms. Carter ceased to be members of the Schedule 13(d) group, ceased to be party to the Joint Filing and Solicitation Agreement, and ceased to the Reporting Persons hereunder. The remaining Reporting persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons shall remain party to the Joint Filing and Solicitation Agreement.

Item 3.	Source of Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by ZCM Opportunities and held in the Retirement Account and certain separately managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 67,085 Shares owned directly by ZCM Opportunities is approximately $64,156, including brokerage commissions. The aggregate purchase price of the 80,765 Shares issuable upon the exercise of certain Series A Common Stock Purchase Warrants to Purchase Shares of Common Stock (the “Warrants”) owned directly by ZCM Opportunities is approximately $3,054, including brokerage commissions. The aggregate purchase price of the 30,076 Shares held in a certain retirement account (the “Retirement Account”) is approximately $35,211, including brokerage commissions. The aggregate purchase price of the 41,138 Shares held in certain separately managed accounts (the “SMAs”) is approximately $35,211, including brokerage commissions. The aggregate purchase price of the 7,000 Shares owned directly by Mr. Morrison is approximately $5,982, including brokerage commissions. The aggregate purchase price of the 25,147 Shares underlying the Warrants owned directly by Mr. Morrison is approximately $816, including brokerage commissions.

The aggregate purchase price of the 53,927 Shares owned directly by Samara Growth is approximately $62,528, including brokerage commissions. The aggregate purchase price of the 50,991 Shares owned directly by Samara Select is approximately $60,010, including brokerage commissions. The aggregate purchase price of the 76,475 Shares owned directly by Ouray Select is approximately $78,465.62, including brokerage commissions. The aggregate purchase price of the 46,688 Shares owned directly by Ouray International is approximately $53,318, including brokerage commissions. The aggregate purchase price of the 11,800 Shares owned directly by Ms. Piliptchak is approximately $12,737, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2024, Zuma Capital Management delivered a letter to the Issuer (the “April 14 Letter”) where it disputed the Issuer’s purported deficiencies with respect to Zuma Capital Management’s nomination of highly qualified director nominees and expressed its belief that the Board’s attempt to invalidate such nomination was an overt entrenchment maneuver designed to prevent stockholders from having the opportunity to be heard at the Annual Meeting.

12

CUSIP No. 74102L303

The Reporting Persons believe that the Issuer’s adoption of a classified board of directors shortly before the Annual Meeting, and after a significant stockholder had submitted a timely and valid nomination notice, coupled with the Issuer’s attempt to invalidate such nomination notice, is plainly a manipulative device designed to entrench the current Board, weaponize Rule 14a-19(b) and ultimately undermine the rights of the Issuer’s stockholders.

Additionally, in the April 14 Letter, Zuma Capital Management withdrew the nomination of Reuben Berman, Vito Garfi and Stefani Carter for election to the Board at the Annual Meeting and disclosed its intention to solicit proxies to elect Brent Morrison and Elena Piliptchak to the Board at the Annual Meeting. The foregoing description of the April 14 Letter does not purport to be complete and is qualified in its entirety by reference to the April 14 Letter, which is incorporated herein by reference as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 13,129,943 Shares outstanding as of November 13, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, and (ii) 105,912 Shares underlying the Warrants.

A.	Zuma Capital Management
(a)	Zuma Capital Management, as the general partner and investment manager of ZCM Opportunities and the SMAs, may be deemed the beneficial owner of the (i) 100 Shares owned directly, (ii) 147,850 Shares owned directly by ZCM Opportunities, (iii) 30,076 Shares held in the Retirement Account and (iv) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 219,164
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,164
4. Shared power to dispose or direct the disposition: 0
(c)	Zuma Capital Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
B.	ZCM Opportunities
(a)	As of the date hereof, ZCM Opportunities directly owned 147,850 Shares, including 80,765 Shares underlying certain Warrants.

Percentage: Approximately 1.1%

13

CUSIP No. 74102L303

(b)	1. Sole power to vote or direct vote: 147,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,850
4. Shared power to dispose or direct the disposition: 0
(c)	ZCM Opportunities has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	Brent Morrison
(a)	Mr. Morrison, as the managing member of Zuma Capital Management, may be deemed the beneficial owner of the (i) 32,147 Shares owned directly, including 25,147 Shares underlying the Warrants, (ii) 147,850 Shares, including 80,765 Shares underlying the Warrants, owned directly by ZCM Opportunities, (iii) 100 Shares owned directly by Zuma Capital Management, (iv) 30,076 Shares held in the Retirement Account and (v) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 251,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 251,311
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Morrison has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
D.	Samara Growth
(a)	As the date hereof, Samara Growth directly owned 53,927 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 53,927
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 53,927
(c)	The transaction in the Shares by Samara Growth since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule B and is incorporated herein by reference.
E.	Samara Select
(a)	As the date hereof, Samara Select directly owned 50,991 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,991
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,991
14

CUSIP No. 74102L303

(c)	Samara Select has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
F.	Ouray Select
(a)	As the date hereof, Ouray Select directly owned 76,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 76,475
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 76,475
(c)	Ouray Select has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
G.	Ouray International
(a)	As the date hereof, Ouray International directly owned 46,688 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 46,688
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 46,688
(c)	The transaction in the Shares by Ouray International since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule B and is incorporated herein by reference.
H.	Ouray Fund Management
(a)	Ouray Fund Management, as the general partner of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select and (iii) 76,475 Shares owned directly by Ouray Select.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 181,393
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 181,393
(c)	Ouray Fund Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the Shares on behalf of Samara Growth since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule B is incorporated herein by reference.
15

CUSIP No. 74102L303

I.	Ouray Capital Management
(a)	Ouray Capital Management, as the investment manager of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, and (iv) 46,688 Shares owned directly by Ouray International.

Percentage: 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 228,081
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 228,081
(c)	Ouray Capital Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Samara Growth and Ouray International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B are incorporated herein by reference.
J.	Elena Piliptchak
(a)	Ms. Piliptchak, as the managing member of each Ouray Fund Management and Ouray Capital Management, may be deemed the beneficial of the (i) 53,927 Shares owned directly by Samara Growth, (ii) 50,991 Shares owned directly by Samara Select, (iii) 76,475 Shares owned directly by Ouray Select, (iv) 46,688 Shares owned directly by Ouray International, and (v) 11,800 Shares owned directly.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 239,881
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 239,881
(c)	Ms. Piliptchak has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Samara Growth and Ouray International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B are incorporated herein by reference.

As of the date hereof, the Reporting Persons collectively beneficially owned in the aggregate 491,192 Shares, including 105,912 Shares underlying the Warrants, constituting approximately 3.7% of the Shares outstanding.

(e)	As of April 14, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Issuer, dated April 14, 2024.
16

CUSIP No. 74102L303

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2024

Zuma Capital Management, LLC

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

ZCM Opportunities Fund, LP

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

/s/ Brent Morrison
Brent Morrison

Samara Growth Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Samara Select Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

17

CUSIP No. 74102L303

Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak

18

CUSIP No. 74102L303

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SAMARA GROWTH FUND, LP

Purchase of Common Stock	2,500	1.1552[1]	03/14/2024

OURAY PARTNERS INTERNATIONAL, LTD

Purchase of Common Stock	16,132	1.1420[2]	03/14/2024

1 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.5400 to $1.1600 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $1.12000 to $1.1700 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2